FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 6, 2019
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Legal claim filed against Optibase’s subsidiaries”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: March 6, 2019

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

LEGAL CLAIM FILED AGAINST OPTIBASE'S SUBSIDIARIES

HERZLIYA, Israel, March 6, 2019 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) announces that Optibase has been notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland ("Swiss Pro"), has filed a legal claim against Optibase's subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL (the "Subsidiaries") pursuant to which Swiss Pro mainly demands the exercise of a granted option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property (the "Option"), in connection with an option agreement between Swiss Pro and the Subsidiaries, dated March 1, 2010 (the "Agreement").

Optibase has been notified that Swiss Pro alleges that by calculating the formula under the Agreement, the exercise price of the Option is zero, and as such Swiss Pro claims that it holds 20% of the shares of Optibase RE 1 s.a.r.l. as of May 25, 2016, the date on which Swiss Pro has informed the Subsidiaries about the exercise of the Option. In addition, Swiss Pro alleges that the Subsidiaries be ordered to carry out the actions required for the allotment of the exercisable shares, and demands that Optibase Real Estate Europe SARL be ordered to pay Swiss Pro an amount of CHF 450,000 for additional charges made since the exercise of the Option and its alleged stake in the cash held by Optibase RE 1 s.a.r.l.

The filing of the legal claim was preceded by an exchange of letters between Swiss Pro and Optibase during 2015 and 2016 in connection with Swiss Pro's claim for the exercise of the Option. Optibase has responded to the allegations then raised by Swiss Pro and rejected them all (see Optibase's disclosure of such exchange of letters in its annual reports on Form 20-F for the years 2015 through 2017). Optibase maintains its rejection of Swiss Pro's allegations and believes the legal claim to be without merits.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.